Exhibit 99.1

JMU Limited Reports Unaudited Third Quarter 2017 Financial Results

SHANGHAI, Nov. 22, 2017 /PRNewswire/ -- JMU Limited (the "Company" or "JMU") (NASDAQ: JMU), a leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the foodservice industry in China, today announced its financial results for the three months ended September 30, 2017.

Third Quarter 2017 Highlights

•	Revenues in the third quarter of 2017 were $27.1 million, an increase of 36.9% from $19.8 million in the third quarter of 2016.

•	Gross profit was $150.6 thousand in the third quarter of 2017, improving from a gross loss of $145.0 thousand in the third quarter of 2016.

•	B2B online platform recorded gross billing of RMB 5,391 million (US$810 million) in the third quarter of 2017, measured in terms of gross merchandise value ("GMV"), increasing 68.8% from gross billing of RMB 3,194 million (US$479 million) in the third quarter of 2016.

•	Active customer accounts were 33,198 as of September 30, 2017, as compared to 33,214 as of September 30, 2016.

•	Third-party sellers on the Company's JMU online marketplace increased 13.6% to 16,012 as of September 30, 2017, compared to 14,094 as of September 30, 2016.

Ms. Xiaoxia Zhu, Co-chairperson and Chief Executive Officer commented, "We are pleased to deliver top-line results and maintain steady growth momentum of our online marketplace in the third quarter of 2017. We are also actively seeking new growth opportunities beyond our online direct sales model to add to our core competency and broaden client engagement and retention. Our goal is to provide clients with more value-added supply chain solutions through advanced technology and research. In the third quarter, a major focus of our R&D efforts was on ready-to-cook, ready-to-eat products and OEM manufacturing improvements. Our previously announced partnerships with Nippon ACCESS and TANSH both play an essential role in fulfilling our goals to build a supply chain eco-system spanning raw material purchases to packaged food delivery. Looking ahead, we will continue to focus on our source supplier expansion to create more organic growth as well as selectively partner with well-known brands to develop our packaged food product line and supply chain solutions."

Third Quarter 2017 Financial Performance

Revenues were $27.1 million for the third quarter of 2017, an increase of 36.9% from $19.8 million in the third quarter of 2016. The growth of revenue in the third quarter 2017 was mainly due to the ongoing increase in sales from online direct sales.

Cost of revenues was $27.0 million in third quarter 2017, an increase of 35.1% from $20.0 million in the third quarter of 2016, which was generally in line with revenue growth.

Gross profit for the third quarter of 2017 was $150.6 thousand, as compared to gross loss of $145.0 thousand in third quarter 2016. The improvement was mainly attributable to JMU's new pricing strategy and higher discounts in purchasing price from suppliers due to sizable trading volume.

Operating expenses were $5.0 million in the third quarter of 2017, a decrease of 35.6% from $7.8 million in the prior year period. The decrease in operating expenses was mainly due to $2.2 million decrease in volume-based rebates accrued in the third quarter of 2017.

Loss from operations in third quarter 2017 was $4.9 million, a decrease of 38.7% from $7.9 million in third quarter 2016.

Net loss attributable to the Company in the third quarter of 2017 was $4.5 million, as compared with $7.4 million in the third quarter of 2016. Non-GAAP net loss attributable to the Company, which excludes amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits, was $2.6 million in the third quarter of 2017 compared to $5.1 million in the third quarter of 2016. For the quarter ended September 30, 2017 and 2016, the Company's weighted average number of ordinary shares used in computing loss per ordinary share was 1,476,144,194 and 1,476,208,670, respectively.

As of September 30, 2017, the Company's cash and cash equivalents was $2.7 million, an increase of 4.9% as compared to $2.6 million as of December 31, 2016. Total shareholders' equity remained stable at $245.4 million, compared to $248.4 million at the end of 2016.

Conference Call Information

The Company will hold a conference call at 8:00 am ET (9:00 pm Beijing/Hong Kong time) on Wednesday, November 22, 2017 to discuss its third quarter 2017 results. Listeners may access the call by dialing.

U.S.	800-281-7973
Hong Kong	800-961-105
China	4001-209-101
Access code	1829207

A webcast will also be available through the Company's investor relations website at http://ir.ccjmu.com.

A replay of the call will be available through November 29, 2017 by dialing:

U.S.	888-203-1112
Hong Kong	800-901-108
China	400-120-1651
Access code	1829207

Note 1 : Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles ("GAAP"), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors' overall understanding of the historical and current financial performance of our operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP financial results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP loss from operations and net loss attributable to the Company) which is adjusted from results based on U.S. GAAP to exclude amortization of acquired intangible assets, impairment of goodwill, share-based compensation and income tax benefits. A limitation of using these non-GAAP financial measures is that amortization of acquired intangible assets, impairment of goodwill, share-based compensation and related provision for income tax benefits have been and may continue to be for the foreseeable future significant recurring expenses in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures. Please see the reconciliation tables at the end of this earnings release.

About JMU Limited

JMU Limited currently operates China's leading B2B online e-commerce platform that provides integrated services to suppliers and customers in the catering industry. With the help of Internet and cloud technologies, JMU has the vision to reshape the procurement and distribution pattern and build a fair business ecosystem in the catering industry in China. JMU is further promoting the use of its platform for small- and medium-sized restaurants and restaurant chains in China.

Through cooperation with national and local industry associations and reputable restaurant groups across China, JMU has formed a leading industrial alliance and has great resource leverage in China's catering industry. JMU works closely with suppliers and customers in the catering industry, providing one-stop procurement services, as well as other value-added services. For more information, please visit: http://ir.ccjmu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "aim", "anticipate", "believe", "estimate", "expect", "going forward", "intend", "ought to", "plan", "project", "potential", "seek", "may", "might", "can", "could", "will", "would", "shall", "should", "is likely to" and the negative form of these words and other similar expressions. Among other things, statements that are not historical facts, including statements about JMU's beliefs and expectations, the business outlook and quotations from management in this announcement, as well as JMU's strategic and operational plans, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: The general economic and business conditions in China may deteriorate. The growth of Internet and mobile user population in China might not be as strong as expected. JMU's plan to enhance customer experience, upgrade infrastructure and increase service offerings might not be well received. JMU might not be able to implement all of its strategic plans as expected. Competition in China may intensify further. All information provided in this press release is as of the date of this press release and are based on assumptions that we believe to be reasonable as of this date, and JMU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact:

Freda Feng, IR Director
JMU Limited
fengxiaohong@ccjmu.com
Tel: +86-21-6015-1166 ext.8904

Bill Zima
ICR Inc.
bill.zima@icrinc.com
Tel: +1(203)-682-8200

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars in thousands, except for number of shares and per share (or ADS) data)

	Three Months Ended
	September 30, 2016	September 30, 2017

Related parties	2,769	4,005
Third parties	17,067	23,141
Total Revenues	19,836	27,146
Cost of revenues	(19,981)	(26,996)
Gross (loss) profit	(145)	150

Operating expenses:
Selling and marketing	(4,236)	(4,040)
General and administrative	(3,565)	(980)
Total operating expenses	(7,801)	(5,020)
Loss from operations	(7,946)	(4,870)
Interest income (expense)	5	(92)
Other income, net	-	5
Loss before tax	(7,941)	(4,957)
Income tax benefits	530	493
Net loss	(7,411)	(4,464)

Net loss per ordinary share
Basic	(0.0050)	(0.0030)
Diluted	(0.0050)	(0.0030)

Weighted average shares used in calculating net loss per ordinary share
Basic	1,476,208,670	1,476,144,194
Diluted	1,476,208,670	1,476,144,194

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars in thousands)

	Three Months Ended
	September 30, 2016	September 30, 2017

Net loss	(7,411)	(4,464)
Other comprehensive (loss) income, net of tax of nil:
Change in cumulative foreign currency translation adjustment	(932)	4,603
Comprehensive (loss)/income	(8,343)	139

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars in thousands)

	December 31, 2016	September 30, 2017
ASSETS:
Current assets:
Cash and cash equivalents	2,605	2,733
Accounts receivable, net	1,645	11,251
Inventories, net	224	362
Prepaid expenses and other current assets	8,678	8,371
Deferred tax assets	63	-
Amounts due from related parties	213	2,899
Total current assets	13,428	25,616
Non-current assets:
Property and equipment, net	1,978	1,878
Acquired intangible assets, net	36,274	31,488
Investment	720	752
Goodwill	221,337	230,975
Deferred tax assets	156	169
Other non-current assets	152	158
Total non-current assets	260,617	265,420
TOTAL ASSETS	274,045	291,036
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
Short-term bank borrowings	-	7,515
Accounts and notes payable	2,200	12,472
Accrued expenses and other current liabilities	9,033	5,967
Advance from customers	2,282	2,483
Amounts due to related parties	1,711	862
Total current liabilities	15,226	29,299
Non-current liabilities:
Other non-current liabilities	1,352	1,500
Deferred tax liabilities	9,069	7,872
Amounts due to related parties	-	6,955
Total non-current liabilities	10,421	16,327
TOTAL LIABILITIES	25,647	45,626
Shareholders' equity:
Ordinary shares	15	15
Additional paid-in capital	632,995	634,182
Accumulated deficit	(352,004)	(366,638)
Accumulated other comprehensive loss	(32,608)	(22,149)
Total shareholders' equity	248,398	245,410
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	274,045	291,036

JMU LIMITED
FORMERLY KNOWN AS WOWO LIMITED
Reconciliation of Non-GAAP financial measures
to comparable GAAP measures
(US dollars in thousands)

		Three Months Ended
		September 30, 2016	September 30, 2017
Loss from operations		7,946	4,870
Net loss		7,411	4,464

Amortization of acquired intangible assets	a	2,118	2,117
Income tax benefits	b	(530)	(493)
Share-based compensation	c	708	237
Impairment of goodwill	d	-	-

Non-GAAP loss from operation (a)(c)(d)		5,120	2,516
Non-GAAP net loss (a)(b)(c)(d)		5,115	2,603

Note:

(a)Adjustment to exclude amortization of acquired intangible assets

(b)Adjustment to exclude income tax benefits

(c)Adjustment to exclude share-based compensation

(d)Adjustment to exclude impairment of goodwill